February 24, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Notice of disclosure filed in the Annual Report for the year ended December 31, 2020, under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Iron Mountain Incorporated has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2020.

Sincerely,

Iron Mountain Incorporated

By: /s/ DEBORAH MARSON
    Deborah Marson
Executive Vice President, General Counsel and Secretary

One Federal Street, Boston, MA 02110, USA IRONMOUNTAIN.COM